Exhibit 23.5

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” and to the use of our report dated March 28, 2011 (except Notes 18, 20, 21, and 22, as to which the date is October 10, 2011) with respect to the consolidated financial statements of Shea Homes Limited Partnership for the year ended December 31, 2010, in the Registration Statement (Form S-4 Dated October 14, 2011) and related Prospectus of Shea Homes Limited Partnership for the registration of $750,000,000 of 8.625% Senior Secured Notes due 2019 and $750,000,000 of Guarantees of 8.625% Senior Secured Notes due 2019 and to the inclusion therein.

/s/ Ernst & Young LLP

Los Angeles, California

October 14, 2011